Greenberg Traurig, P.A.

401 E. Las Olas Blvd.

Suite 2000

Ft. Lauderdale, FL 33301

(954) 768-8255

Platform Specialty Products Corporation

Registration Statement on Form S-4

File No. 333-192778

January 17, 2014

Dear Ms. Anagnosti:

On behalf of Platform Specialty Products Corporation (the “Company”), we hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 17, 2014 (the “Comment Letter”). The Company has previously submitted to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement”). This letter, together with Amendment No. 3 to the Registration Statement on Form S-4 filed on the date hereof (as amended, the “Amendment”), sets forth the Company’s responses to the comments contained in the Comment Letter relating to the Registration Statement.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Amendment of the requested disclosure or revised disclosure. Where requested, supplemental information is provided.

Four clean copies of the Amendment, and four copies that are marked to show changes from the originally submitted Registration Statement, are enclosed for your convenience with three By-Hand copies of this letter. Page references in the Company’s responses are to pages in the marked copy of the Amendment.

Executive Compensation, page 97

Summary Compensation Table, page 97

1.	We note your revised disclosure in response to comment one in our letter dated January 13, 2014. We also note that on page 96 you continue to identify Mr. Cordani as an executive officer of the company. Supplementally please tell us why you no longer include Mr. Cordani’s compensation in the summary compensation table. If a named executive officer served as an executive officer of the company during any part of fiscal year 2013, disclosure of his executive compensation would be required in accordance with item 402(m)(3) of Regulation S-K. Please advise, or to the extent necessary, please revise your disclosure accordingly.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 97-99 of the Amendment to re-insert Mr. Cordani into the Summary Compensation Table and the related narrative disclosure thereto.

2.	We note revised footnote (2) disclosure regarding the market value of Class C share awards. As it appears that the discussion regarding valuation of the Class C shares is covered in Note 7, page F-82 to MacDermid’s financial statements, please consider splitting the accounting discussion regarding the valuation of the Class C shares under a separate footnote.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 97 of the Amendment to include the requested disclosure.

Beneficial Ownership, page 107

3.	Refer to your revised disclosure in footnote (7). With a view towards disclosure, please explain to us how Messrs. Leever and Monteiro have expressed their irrevocable agreement to make a stock election in connection with the 401(k) Exchange, and the circumstances pursuant to which their agreement was solicited. To the extent that Messrs. Leever and Monteiro entered into a written agreement related to this matter, please file these instruments as exhibits with your next amendment. We may have further comments following review of your response.

The Company acknowledges the Staff’s comment. As discussed on page 1 of the prospectus, and elsewhere, on October 31, 2013, the Company completed the acquisition of substantially all of MacDermid pursuant to the BCA in a privately negotiated transaction. In connection therewith, on October 25, 2013, the Company entered into an Exchange Agreement (the “Exchange Agreement”) with the fiduciaries under the MacDermid, Incorporated Profit Sharing and Employee Savings Plan (the “Plan”) pursuant to which it agreed to acquire all of the remaining shares of MacDermid, Incorporated (“MacDermid”) held in trust for each participant of the Plan (each a “Beneficial Owner”), consisting of shares of common stock of MacDermid (the “MacDermid Common Stock”) and shares of MacDermid 9.5% Series B Cumulative Compounding Preferred Stock (the “MacDermid Preferred Stock”).

In accordance with the terms of the Exchange Agreement, to the extent that the Registration Statement is declared effective, Beneficial Owners will have the option to exchange their MacDermid Common Stock and MacDermid Preferred Stock held in their Plan account for either: (a) cash or (b) shares of the Company’s common stock (the “Exchange”). In connection with the negotiation of the BCA, Messrs. Leever and Monteiro agreed that if a Registration Statement was declared effective they would make a stock election in the Exchange (the “Irrevocable Election”). The Irrevocable Election, which has been attached to the Amendment as Exhibit 10.24 as requested, provided that each of Messrs. Leever and Monteiro irrevocably agreed with the Company that, to the extent that the Registration Statement is declared effective and an exchange offer is commenced, he will elect to receive the Company’s Common Stock in the Exchange.

During the negotiation of the BCA and the Exchange Agreement, Messrs. Leever and Monteiro, both as executive officers of MacDermid and as fiduciaries of the Plan, had access to full information about the Company, MacDermid, the Plan and the proposed transaction. The request that such persons make the stock election in the Exchange was an integral part of the acquisition transaction from the Company’s perspective since it showed the long term commitment of MacDermid’s executive officers to the Company and the transaction and minimized the amount of cash that the Company would need to complete the transaction.

The Company requested the Irrevocable Election be made in reliance on the Staff’s position set forth in Compliance & Disclosure Interpretation 139.30 of the Securities Act that it will not object to the registration of offers and sales where agreements to tender have been signed under certain circumstances. Here, the agreements to tender involved only Messrs. Leever and Monteiro, each of whom was an executive officer of MacDermid prior to the consummation of the MacDermid Holdings Acquisition and each of whom became an executive officer of the Company upon consummation MacDermid Holdings Acquisition. As of the date of the Irrevocable Election Messrs. Leever and Monteiro collectively beneficially owned Messrs. Leever and Monteiro collectively beneficially owned, approximately 46.7% of the MacDermid Common Stock and 46.7% of the MacDermid Preferred Stock held by the Plan. Not later than five business days following the effective date of the Registration Statement, the Company intends to (i) make an offer to all Beneficial Owners of the MacDermid Common Stock and MacDermid Preferred Stock held by the Plan and (ii) offer such beneficial owners the same amount and form of consideration.

In response to the Staff’s comment, the Company has added disclosure with respect to the foregoing on pages 5 and 33 of the Amendment.

If you have any questions, please feel free to contact either Donn Beloff at (954) 768-8283 or Kara MacCullough at (954) 768-8255.

Sincerely,

/s/ Kara L MacCullough

Kara L MacCullough

cc:	Daniel H. Leever
Frank Monteiro

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